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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-15577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, N.E., Suite 450
(No. and Street)

Atlanta, GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Caifano (404)261-1116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Atlanta, GA 30309
(Address) (City) (State) (Zip Code)

PROCESSED APR 25 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED APR 01 2005 179 WASH., D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jennifer Caifano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

DEBORAH S. RODGERS NOTARY EXPIRES GEORGIA AUGUST 18, 2005 PUBLIC COBB COUNTY

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTERPRISE FUND DISTRIBUTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL

INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Enterprise Fund Distributors, Inc. as of December 31, 2004, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Company has restated opening stockholder's equity to reflect an adjustment between accumulated deficit and additional paid-in capital.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 11, 2005

Enterprise Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	14,301,994
Receivable from mutual funds		629,181
Receivable from broker-dealers and clearing organization		39,795
Receivable from Parent		3,430,382
Securities owned		1,000,000
Deferred sales commissions, net of accumulated amortization of $44,251,838		24,107,396
Other assets		260,978
Total assets	$	43,769,726

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	458,204
Accrued compensation and benefits		766,390
Payable to broker-dealers		3,659,374
Payable to affiliates		113,543
State income taxes		22,796
Deferred income taxes		7,620,038
Total liabilities		12,640,345
Commitments & contingencies		
Stockholders equity:		
Common stock, $1 par value; 2,000 shares authorized 1,000 shares issued and outstanding		1,000
Additional paid-in capital		61,545,629
Accumulated deficit		(30,417,248)
Total stockholders equity		31,129,381
Total liabilities and stockholders equity	$	43,769,726

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Operations
For the year ended December 31, 2004

Revenues:	
Mutual fund distribution fees	$ 30,802,861
Commissions and mutual fund sales fees	4,824,322
Interest and dividend income	7,433
Total revenues	35,634,616
Expenses:	
Commissions and fees to brokers and affiliates	29,521,091
Employee compensation and benefits	9,199,623
Advertising and promotions	2,532,576
General and administrative	510,490
Total expenses	41,763,780
Loss before income taxes	(6,129,164)
Income tax benefit	1,924,599
Net loss	$ (4,204,565)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholders Equity
For the year ended December 31, 2004

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2003, as previously reported	1,000	$ 1,000	$ 61,706,135	$ (27,373,189)	$ 34,333,946
Prior period adjustment*	-	-	(1,160,506)	1,160,506	-
Adjusted Balance, December 31, 2003	1,000	1,000	$ 60,545,629	(26,212,683)	34,333,946
Contribution from Parent	-	-	1,000,000	-	1,000,000
Net loss	-	-	-	(4,204,565)	(4,204,565)
Balance, December 31, 2004	1,000	$ 1,000	$ 61,545,629	$ (30,417,248)	$ 31,129,381

**See Note #2*
The accompanying notes are an integral part of these financial statements

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (4,204,565)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred sales commissions	12,262,176
Deferred income taxes	2,500,189
Changes in operating assets and liabilities:	
Increase in receivable from mutual funds	(287,937)
Increase in deferred sales commissions	(4,735,529)
Increase in receivable from broker-dealers	(2,409)
Increase in receivable from Parent	(3,430,382)
Increase in other assets	(14,883)
Increase in accounts payable and accrued expenses	57,258
Increase in payable to broker-dealers	353,414
Decrease in payable to mutual funds	(37,386)
Increase in state income taxes payable	22,796
Decrease in payable to Parent	(1,866,156)
Net cash provided by operating activities	616,586
Cash flows from financing activities:	
Contribution from Parent	1,000,000
Net cash provided by financing activities	1,000,000
Net increase in cash and cash equivalents	1,616,586
Cash and cash equivalents, beginning of year	12,685,408
Cash and cash equivalents, end of year	$ 14,301,994
Supplemental disclosures of cash flow information:	
Cash received during the year	
Income tax benefits received from Parent	$ 4,462,113

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business:

Enterprise Fund Distributors, Inc. ("EFD") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Financial Services, Inc. ("MONY"). MONY was acquired by AXA Financial Services, Inc. ("AXA Financial") in July 2004. EFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). EFD is the distributor for The Enterprise Group of Funds, Inc. ("EGF"), a family of mutual funds managed by ECM, and AXA Enterprise Multimanager Funds Trust ("AEMMFT"), a family of mutual funds sponsored by AXA Equitable Life Insurance Company a subsidiary of AXA Financial. EFD was the distributor of The Enterprise Global Funds plc ("EGF plc") until they were dissolved in December 2004. A serious downturn in EGF's performance or a significant decrease in the number of EGF's investors would affect operating results adversely.

2. Prior Period Adjustments:

The Company has restated results for the year ended 2003 through an adjustment between accumulated deficit and additional paid in capital in the amount of $1,160,506 as a result of a correction of an error in the accounting for reimbursements for state tax benefits made to ECM in 2003 due to the Company and ECM re-filing state tax returns for 2000-2002 on a unconsolidated basis.

The Company has determined that it will not seek repayment for the above excess reimbursements, and as a result, determined that such amounts should be reflected as a return of capital through an adjustment to accumulated deficit and additional paid-in capital.

3. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

EFD considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Substantially all cash is on deposit with one financial institution.

Securities Owned

Securities transactions are recorded on the trade date and are valued at market value.

Sales Commission Payments

EGF offers Class B and C shares of EGF and AEMMFT, which are subject to a contingent deferred sales charge ("CDSC"). At the time of sale, the Company pays commissions to broker/dealers for sales of EGF and AEMMFT Class B and C shares. Class B commissions paid are deferred and amortized on the lesser of six years straight-line, or the period during which related distribution fees and CDSC revenues are earned. Management evaluates recoverability through ongoing estimates of future revenues from Class B shares. Class C share commissions are expensed when paid.

Income Taxes

EFD and ECM file a consolidated Federal income tax return with MONY. EFD files certain state income tax returns on a separate company basis. The benefit for Federal income tax is computed on the basis of EFD filing separate Federal income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financials statements for changes in deferred tax liabilities or assets between years.

Recognition of Revenues

Distribution fees and investment and dividend income are accrued as earned. Underwriting commissions related to the sale of EGF fund shares are recorded on the trade date.

Advertising and Promotion

Costs of advertising and promotion are expensed as the advertising appears in the media.

4. Related Party Transactions:

Transactions with the Funds

EGF and AEMMFT each have a distribution agreement with EFD. EGF plc had a distribution agreement with EFD until it was dissolved in December 2004. Each portfolio of EGF, AEMMFT and EGF plc paid EFD a distribution fee, for which EFD provides distribution services. For the year ended December 31, 2003, EFD earned $30,701,135 in mutual fund distribution fee income from EGF, AEMMFT and EGF plc, and $101,726 in shareholder servicing fees from EGF plc.

At December 31, 2004 EFD held an investment of $1,000,000 in the EGF Money Market Fund.

Transactions with the Parent

ECM provides management, data processing, accounting and other services for EFD. EFD is not charged for nor is legally liable for these services. Accordingly, the financial statements may not necessarily be indicative of the financial condition and the results of operations that would have existed if EFD had been operated as an unaffiliated corporation.

5. Income Taxes:

The following reconciles the income tax provision benefit at the Federal statutory rate of 35% and the actual income tax benefit at the effective rate 32.7 percent:

	2004
Taxes at statutory Federal income tax rate	$ (2,145,208)
State income taxes, net of Federal benefit	138,192
Meals and entertainment	108,948
Tax settlements /accrual adjustments	(44,598)
Other, net	18,067
Total benefit	$ (1,924,599)

The income tax benefit for the year ended December 31, 2004 comprised of the following:

		2004
Current:		
Federal	$	(4,375,545)
State		(49,243)
Deferred		2,500,189
Total benefit	$	(1,924,599)

The major components of the net deferred tax liability as of December 31, 2004 are as follows:

		2004
Deferred taxes - noncurrent:		
Deferred tax liability – Deferred commissions	$	(7,620,038)
Deferred tax asset – State net operating loss carryforwards		406,928
Deferred tax allowance – State net operating loss carryforwards		(406,928)
Net deferred tax liability	$	(7,620,038)

6. Commitments and Contingencies:

In the normal course of business, EFD enters into contracts that contain a variety of representations and warranties and which provide general indemnification. EFD's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against EFD that have not yet occurred. However, based on experience, EFD expects the risk of loss to be remote.

7. Regulatory Requirements:

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, EFD's net capital under the rule was $2,641,649, which exceeded the net capital requirement of $842,690 by $1,798,959 and its aggregate indebtedness to net capital was 4.79 to 1. At December 31, 2004, EFD qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1). At December 31, 2004, EFD had no liabilities subordinated to claims of general creditors.

Enterprise Fund Distributors, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2004

Net Capital:

Total stockholder's equity per financial statements	$	31,129,381
Less:		
Non-allowable assets:		
Receivables		4,103,333
Prepaid expenses		257,003
Deferred sales commissions		24,107,396
Total non-allowable assets		28,467,732
Net capital before haircuts on securities positions		2,661,649
Haircuts on securities:		
Money market mutual fund		20,000
Total haircuts on securities		20,000
Net capital		2,641,649
Minimum net capital required		842,690
Excess net capital	$	1,798,959
Aggregate indebtedness	$	12,640,345
Ratio of aggregate indebtedness to net capital		4.79

There are no material differences between this computation of net capital and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Enterprise Fund Distributors, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable,

PricewaterhouseCoopers

but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, except as described below, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

During 2004, errors were identified in the Company's tax provision calculation for the years ended December 31, 2003 and 2004. As a result, the Company restated opening equity to reflect an adjustment between accumulated deficit and additional paid-in capital and corrected the tax provision calculation for the year ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 11, 2005